No. 08-07

IAMGOLD 2006 FOURTH QUARTER AND RECORD YEAR-END RESULTS

Highlights:

■	Net earnings for the year were $72.5 million, approximately a 250% increase over 2005. Net earnings for the fourth quarter were $9.4 million compared to $6.2 million for the fourth quarter of 2005.

■
Attributable production in 2006 was 642,000 ounces compared to 447,000 ounces in 2005. Average Gold Institute (GI) cash cost of production was $322 per ounce. Attributable production for the fourth quarter of 2006 was 219,000 ounces at an average GI cash cost of $368 per ounce.

■	Cash, short term deposits and gold bullion position as at December 31, 2006 was $218.3 million valuing gold bullion at market.

■	On March 22, 2006, the acquisition of Gallery Gold Limited was completed.

■	On November 8, 2006, the acquisition of Cambior Inc. was completed.

Consolidated Financial Results Summary (US$000’s)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2006	2005	2006	2005
Net earnings from continuing operations	$9,274	$6,178	$72,388	$20,494
Net earnings from discontinued operations, net of tax	$93	$-	$93	$-
Net earnings	$9,367	$6,178	$72,481	$20,494
Net earnings from continuing operations and net earnings per share
- basic and diluted	$0.04	$0.04	$0.39	$0.14
Gold produced (oz) IMG share	219,000	177,000	642,000	447,000
GI cash cost (US$/oz)*	$368	$276	$322	$276
Average realized gold price (US$/oz)	$619	$485	$607	$446
* Gold Institute cash cost per ounce is a non-GAAP measure.

Conference Call

A conference call to review the Corporation’s fourth quarter results will take place on Thursday, March 15, 2007 at 11:00 a.m. EST. Local call-in number: 416-644-3430, N.A. toll-free: 1-800-732-9307 and Australia toll-free: 011-800-0022-8228. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from 2:00 p.m. March 15 to March 22, 2007 by dialing local: 416-640-1917, passcode: 21217922# and N.A. toll-free: 1-877-289-8525, passcode: 21217922#. A replay will also be available on IAMGOLD’s website.

Overview

IAMGOLD Corporation (“IAMGOLD” or “IMG” or the “Company”) is an established mid-tier gold mining and exploration company. Following the acquisition of Gallery Gold Limited in March 2006, and Cambior in November 2006, IAMGOLD’s interests include eight operating gold mines located throughout Africa and the Americas and a niobium producer in Canada. Its advanced exploration projects include the Camp Caiman project in French Guiana, and Quimsacocha project in Ecuador. IAMGOLD’s securities trade on the Toronto, New York, Botswana and Australia stock exchanges.

Net earnings for 2006 were $72.5 million or $0.39 per share, net of earnings from discontinued operations of $0.1 million, compared to $20.5 million or $0.14 per share for 2005 and $11.6 million or $0.08 per share for 2004. Earnings in 2006 benefited from stronger gold prices but were partially offset by higher operating costs. Net earnings for the fourth quarter of 2006 were $9.4 million or $0.04 per share, net of earnings from discontinued operations of $0.1 million, compared to $6.2 million or $0.04 per share for the fourth quarter of 2005. The increase in earnings is mainly a result of higher gold prices, and both increased production and cost containment success at the Sadiola and Yatela mines in Mali and from the inclusion of results from the Cambior operations from November 8.

Acquisitions

Gallery Gold Limited

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”) in exchange for the issuance of 26,221,468 common shares. GGL, through its subsidiaries, owns a 100% interest in the Mupane gold mine in Botswana and a controlling interest in the Buckreef project in Tanzania. The purchase price has been determined to be $202.3 million, including acquisition expenses of $2.5 million and the purchase of GGL common share options for $2.4 million . The value was determined based on an exchange ratio of one IAMGOLD share for each 22 GGL shares.

Cambior Inc.

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior Inc. (“Cambior”), an international gold producer with operations, development projects and exploration activities throughout the Americas (Rosebel mine, Doyon Division, Sleeping Giant mine, Niobec mine and Camp Caiman project). As consideration for the transaction, the Company issued 116,258,765 common shares along with options and warrants exercisable for 10.8 million common shares of IAMGOLD. The purchase price has been determined to be $1.1 billion, including acquisition costs of $4.9 million. The value was determined based on an exchange ratio of 0.42 IAMGOLD share for each Cambior share.

Cambior’s activities have been accounted for in IAMGOLD’s results since the closing date of the transaction. The acquisition was accounted for under the purchase method with the fair value of the consideration allocated to the fair value of the identifiable assets and liabilities on the closing date.

Fair Values

The preliminary allocations of the fair values of the consideration for both transactions to the fair values of the identifiable assets and liabilities on the respective closing dates are set out below. The Company intends to retain outside specialists to assist in determining the final allocations. This process is expected to be completed in the third quarter of 2007 for Cambior and the first quarter of 2007 for GGL.

Fair value ($000)	GGL	Cambior	Total
Assets acquired and liabilities assumed:	$	$	$
Cash and cash equivalents	971	7,183	8,154
Mining assets	135,668	879,201	1,014,869
Exploration and development	96,582	94,449	191,031
Net assets held for sale	-	24,219	24,219
Other assets	19,287	99,807	119,094
Goodwill	71,991	330,638	402,629
Current liabilities	(11,186)	(94,010)	(105,196)
Long-term debt	(16,589)	(33,716)	(50,305)
Forward sales liability and gold call option	(59,711)	(16,205)	(75,916)
Asset retirement obligations	(2,506)	(38,380)	(40,886)
Accrued benefit liabilities	-	(8,897)	(8,897)
Future income and mining tax liabilities	(32,178)	(135,827)	(168,005)
Non-controlling interest	-	(3,502)	(3,502)
	202,329	1,104,960	1,307,289
Consideration paid:
Issue of 26,221,468 common shares of the Company	197,448	-	197,448
Issue of 116,258,765 common shares of the Company	-	1,062,605	1,062,605
Settlement of GGL common share options	2,402	-	2,402
Issue of 2,428,873 IAMGOLD equivalent options	-	13,062	13,062
Issue of warrants equivalent to 8,400,000 IAMGOLD shares		24,403	24,403
Cost of acquisition	2,479	4,890	7,369
	202,329	1,104,960	1,307,289

Summarized Financial Results

(in $000’s except where noted)	2006	2005	2004
	$	$	$
Cash, short-term deposits and gold bullion	173,376	110,197	85,436
Net current working capital	102,711	114,527	102,562
Total assets	2,278,676	468,985	448,002
Long-term loans, including current portion	38,888	6,924	10,437
Revenues	303,345	129,774	121,872
Earnings from working interests	28,874	15,467	13,149
Net earnings from continuing operations	72,388	20,494	11,609
Net earnings from discontinued operations, net of tax	93	-	-
Net earnings	72,481	20,494	11,609
Basic and diluted net earnings from continuing operations per share	0.39	0.14	0.08
Basic and diluted net earnings per share	0.39	0.14	0.08
Cash dividends declared per share (C$)	0.07	0.07	0.06
(US$)	0.06	0.06	0.05
Gold produced (000 oz - IMG shares)	642	447	432
Weighted average GI cash cost ($/oz - IMG share)*	322	276	248
Average gold spot price ($/oz)**	603	445	410
* Weighted average Gold Institute cash cost is a non-GAAP measure. ** Average gold price as per the London PM fix.

Quarterly Financial Review
(in $000’s except where noted)

2006	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
Revenues	44,481	71,955	65,659	121,250	303,345
Net earnings from continuing operations	19,851	29,838	13,425	9,274	72,388
Net earnings from discontinued operations	-	-	-	93	93
Net earnings	19,851	29,838	13,425	9,361	72,481
Basic and diluted net earnings from continuing operations and net earnings ($ per share)	0.13	0.17	0.08	0.04	0.39*

2005	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
Revenues	29,493	29,539	31,316	39,426	129,774
Net earnings	7,743	2,375	4,198	6,178	20,494
Basic and diluted net earnings ($ per share)	0.05	0.02	0.03	0.04	0.14

*	As the weighted average number of shares differ on a quarterly basis versus the annual average, quarterly earnings per share do not sum to the annual earnings per share.

IAMGOLD Attributable Production and Costs

The table below presents the production attributable to IAMGOLD’s ownership in its operating gold mines along with the weighted average cost of production.

	2006					2005	2004
Production (000 oz)	Q1	Q2	Q3	Q4	Total	Total	Total

Sadiola—38%	42	52	46	50	190	168	173
Yatela—40%	33	40	33	34	141	98	97
Tarkwa—18.9%	36	33	33	34	136	137	105
Damang—18.9%	12	11	9	8	41	43	56
Mupane—100%	-	22	19	24	65	-	-
Rosebel—95%	-	-	-	38	38	-	-
Doyon—100%	-	-	-	23	23	-	-
Sleeping Giant—100%	-	-	-	8	8	-	-

Total production	123	158	140	219	642	447	432
Total cash cost ($/oz—IMG share)*	294	315	348	389	344	295	265
GI cash cost* ($/oz—IMG share)	271	290	329	368	322	276	248
* Cash cost per ounce is a non-GAAP measure.

Gold production at the operating mines in 2006 was 44% and 49% ahead of production compared to 2005 and 2004. The increase in 2006 is mainly a result of the addition of production from the Mupane, Rosebel, Doyon and Sleeping Giant mines, and excellent performance at the Sadiola and Yatela mines.

The Company’s attributable share of gold production in 2007 from the above operating mines is expected to be 1,000,000 ounces of gold at a Gold Institute cash cost, including all royalties, of $395 per ounce.

Market Trends

IAMGOLD generates revenues from the sale of gold and ferroniobium.

Gold Market

During 2006, the gold price displayed considerable volatility. Gold price averaged $603 per ounce but traded between $525 and $725 per ounce throughout the year. The closing price for 2006 was $632 per ounce.

In the first half of 2006, the gold price was impacted by political uncertainty as well as continued investment demand for bullion via purchases of commodity indices products. The second half activity level was relatively muted as net buying activity switched to more range trading activity.

Purchases related to jewelry demand dropped significantly in the first half in reaction to gold price volatility but stabilized during the second half.

Net sales of gold by the official sector were considerably less than expected during 2006. This was due to lower sales from the participants in the Central Bank Gold Agreement. In addition, a number of countries outside the agreement announced plans or interest in raising central bank gold reserves.

Gold Price—London PM Fix (US$/oz)

Niobium Market

Niobium is a strengthening element used in the manufacture of specialty steel alloys. Small additions of niobium increase the strength and durability of steel used in pipelines, the automobile industry and structures.

Unlike most other commodities, the niobium price remained constant over the past five years, however it has risen in 2006. Niobium demand has increased due to a general increase in the use of niobium, high demand in China and the additional use of niobium as a substitute for other, higher-priced specialty alloys.

IAMGOLD is now one of three producers worldwide, and has held a market share of between 10% and 15% over the past five years. The market is dominated by a Brazilian producer that strongly influences market conditions. IAMGOLD’s competitiveness in certain markets is also impacted by tariffs and duties imposed by governments. Nevertheless, steady market growth has enabled production and sales to expand. Growth in the use of niobium is expected to continue.

Results of Operations

Mining Interests

	2006					2005	2004
($ 000’s)	Q1	Q2	Q3	Q4	Total	Total	Total
	$	$	$	$	$	$	$
Revenues	42,751	70,528	63,654	119,027	295,960	119,393	112,663
Mining costs	20,622	29,100	30,621	76,732	157,075	79,288	69,333
Depreciation and depletion	6,105	11,644	10,178	17,826	45,753	20,605	20,592
Earnings from mining interests	16,024	29,784	22,855	24,469	93,132	19,500	22,738

Mining interests include the Company’s proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mine and the financial position, results of operations from the 100% owned Mupane mine from April 1st, 2006, and results of operations from the 95% owned Rosebel mine and 100% owned Doyon, Sleeping Giant and Niobec mines from November 8, 2006.

The Company’s 2006 consolidated mining revenues were 148% higher than 2005 and 163% higher than 2004. The increase in 2006 was attributable to an increase in the average gold price and an increase in attributable gold production. The production increases in 2006 were attributable to the acquisition of the Mupane, Rosebel, Doyon, Sleeping Giant and Niobec mines plus excellent performance from the Sadiola and Yatela mines. The average gold revenue recorded for all gold mines was $608 per ounce in 2006 (2005 - $447 per ounce; 2004 - $408 per ounce). Average gold spot price in 2006 was $603 per ounce (2005 - $445 per ounce; 2004 - $410 per ounce).

The Company’s mining costs of $153.9 million in 2006 were 94% and 122% higher than in 2005 and 2004 as a result of the increased production, the acquisition of mines and a general increase in the cost of supplies, fuel and labour used in production. Specifically, gold cash costs as defined by the Gold Institute increased to $314 per ounce in 2006 compared to $269 per ounce and $260 per ounce in 2005 and in 2004.

In 2006, the Company expensed $3.4 million (2005 - $0.4 million and 2004 - $0.1 million) for exploration at the mine level in accordance with Canadian accounting policies. Exploration expenditures totaling $2.2 million were capitalized at these mines in 2006 (2005 - $1.0 million).

Sadiola Mine (IAMGOLD interest - 38%)
Summarized Results
100% Basis

	2006					2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	3,270	4,416	4,084	5,484	17,255	12,950	8,910
Marginal ore mined (000t)	206	154	130	228	717	810	1,000
Ore mined (000t)	1,546	1,324	1,007	1,583	5,460	5,570	5,630
Total material mined (000t)	5,022	5,894	5,221	7,295	23,433	19,330	15,540
Strip ratio*	2.3	3.5	4.1	3.6	3.3	2.5	1.8
Ore milled (000t)	1,110	1,210	1,320	1,181	4,821	5,030	5,150
Head grade (g/t)	3.5	4.2	3.1	4.9	3.9	3.2	3.8
Recovery (%)	88	85	93	77	86	86	76
Gold production - 100% (000 oz)	111	136	121	131	499	442	458
Gold sales - 100% (000 oz)	111	131	127	127	496	445	458
Gold revenue ($/oz)**	553	628	626	614	607	446	420
Direct cash costs ($/oz)***	285	259	268	309	280	279	234
Production taxes ($/oz)***	33	36	39	36	36	27	24
Total cash costs ($/oz)***	318	295	307	345	316	306	258
Cash cost adjustments ($/oz)***	(45)	(38)	(38)	(52)	(43)	(36)	(12)
GI cash costs ($/oz)***	273	257	269	293	273	270	246
*  Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**    Gold revenue is calculated as gold sales divided by ounces of gold sold.
***  Cash cost per ounce is a non-GAAP measure.

Tonnages mined in 2006 were 21% higher than 2005 due to better equipment availability and a clement rainy season. Ore mined was 2% lower in 2006 than 2005, while waste mined increased 33%. The resulting stripping ratio increased from 2.5 in 2005 to 3.3 in 2006. The head grade of the ore provided to the mill was 12% higher in 2006 than 2005 due to the processing of more higher grade sulphide ores. In 2006, 38% of the mill feed was sulphide material versus 26% in 2005.

Direct cash costs in 2006, at $140 million, were higher than the $123 million recorded during 2005 while unit costs were essentially unchanged. This is a result of the higher production achieved in 2006 and a change in the oxide/sulphide feed ratio to the mill. Sulphide ores are generally higher grade than oxide ores, but are also more costly to process. The ratio of sulphides fed to the mill in 2006 was higher than the 2005 ratio. The cash cost per ounce at $273 was marginally higher than the $270 in 2005 due to the higher costs which were mainly offset by the higher gold production.

During 2006 metallurgical test work was completed on the deep sulphide ore as part of the pre-feasibility study. Preliminary results show that gold recoveries of 75% are possible using a combination of gravity recovery and cyanidation, which is an improvement from the 65% gold recovery obtained in earlier testwork. Work will continue in 2007 on improving the metallurgical process in order to complete a full feasibility study on deep sulphides in 2007. Diamond drilling for the deep sulphides continued in 2006 to increase drilling density of the higher grade footwall bands in order to convert material currently classified as inferred resources into the indicated category. This drilling will continue in 2007.

Additions to capital assets at Sadiola amounted to $10.3 million for 2006 which was 47% lower than spending in 2005. The main areas of expenditures were additional fleet mobilization charges, brownfields exploration and mining contract renewal costs.

Profit distributions of $22.5million and $87.5 million were made by Sadiola during the quarter and year-to-date, with IAMGOLD’s share being $8.6 million and $33.2 million for the respective periods.

For 2007, production at Sadiola is expected to be lower at 445,000 ounces at a cash cost of $360 per ounce. Production is decreasing due to lower grades of oxide material scheduled to be processed and lower gold recovery from the sulphide ore, while costs are increasing due to the higher cost of processing more sulphide ore and higher mining volume scheduled to be mined. Capital for 2007 is estimated to increase to $18 million and will be spent on the deep sulphide feasibility study and deep sulphide drilling, exploration at the satellite pits, installation of a gravity circuit in the plant and camp relocation costs.

Yatela Mine (IAMGOLD interest - 40%)
Summarized Results
100% Basis

	2006					2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	2,028	2,358	3,245	4,001	11,633	11,550	15,700
Marginal ore mined (000t)	252	148	40	80	520	1,030	1,750
Ore mined (000t)	755	713	258	471	2,196	1,820	3,670
Total material mined (000t)	3,035	3,219	3,542	4,553	14,349	14,400	21,120
Strip ratio*	3.0	3.5	12.9	8.7	5.5	6.9	4.7
Ore crushed (000t)	820	810	670	907	3,205	3,150	2,870
Head grade (g/t)	4.5	4.9	3.0	3.9	4.1	3.0	3.4
Gold stacked (000/oz)	119	128	64	101	412	302	314
Gold production - 100% (000 oz)	82	100	84	85	352	247	242
Gold sales - 100% (000 oz)	87	100	84	83	354	245	241
Gold revenue ($/oz)**	555	627	621	618	606	449	410
Direct cash costs ($/oz)***	200	200	228	262	221	266	281
Production taxes ($/oz)***	36	38	37	36	37	28	25
Total cash costs ($/oz)***	236	238	264	298	258	294	306
Cash cost adjustments ($/oz)***	(29)	(21)	(25)	(64)	(34)	(25)	(43)
GI cash costs ($/oz)***	207	217	239	234	224	269	263
*  Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**    Gold revenue is calculated as gold sales divided by ounces of gold sold.
***  Cash cost per ounce is a non-GAAP measure.

Gold production for 2006 was 43% higher than 2005 at 352,000 ounces. The increase in gold production was the direct result of a 2% increase in the tonnes stacked and a 38% increase in the gold grade stacked. Tonnes mined in 2006 were similar to 2005, however 21% more ore was mined in 2006 than in 2005 due to fewer rain-associated delays during the 2006 rainy season and the mining of the KW18 satellite pit in 2006. A pit cutback of the main Yatela pit was approved in the first quarter of 2006 and stripping commenced in May. As a result of the pit deepening, the life of Yatela will be extended to 2010 rather than closing in 2007 as previously planned.

Direct cash costs for 2006 were $78 million, which is more than the $66 million recorded in 2005. The increase is primarily a result of the changes in production levels. Gold Institute cash costs of $224 per ounce were 18% lower in 2006 as a result of higher gold production and improved performance on all fronts in 2006.

Capital expenditures at Yatela totalled $2.4 million for 2006 which was a decrease from the $6 million spent in 2005. Capital in 2006 was spent on the construction of a leach pad and repairs to the solution ponds.

In 2006, Yatela made its first profit distributions to its shareholders of $51.0 million, of which $21.0 million was paid in the fourth quarter, with IAMGOLD’s share being $20.4 million and $8.4 million respectively. During the first half of 2006, Yatela made loan repayments of $53.5 million, with IAMGOLD’s share being $19.4 million, resulting in the Yatela operations becoming debt free as of June 30, 2006. Effective July 4, 2006 Yatela became subject to income tax at a rate of 35% upon expiry of the five year income tax-free period and recorded $13.3 million of current income tax expense for the year.

For 2007 gold production at Yatela is expected to decline 22% to 275,000 ounces at a cash cost of $335 per ounce. The reduction in gold production is a result of less ore being mined from the pit and a resulting drop in stacked gold grade. Capital expenditures will increase to $5 million for leach pad construction associated with the extended mine life.

Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2006
	Q2	Q3	Q4	Total
Waste mined (000t)	1,832	1,619	1,769	5,214
Marginal ore mined (000t)	70	79	55	205
Ore mined (000t)	284	231	218	733
Total material mined (000t)	2,167	1,928	2,036	6,152
Strip ratio*	6.7	7.4	8.4	7.4
Ore milled (000t)	240	220	228	687
Head grade (g/t)	3.3	3.0	3.6	3.3
Recovery (%)	87	89	90	89
Gold production - 100% (000 oz)	22	19	24	65
Gold sales - 100% (000 oz)	24	21	19	65
Gold revenue ($/oz)**	591	589	618	598
Direct cash costs ($/oz)***	401	497	479	457
Production taxes ($/oz)***	30	34	26	30
Total cash costs ($/oz)***	431	531	504	487
Cash cost adjustments ($/oz)***	(36)	(12)	34	(4)
GI cash cost ($/oz)***	395	519	538	483
*  Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**    Gold revenue is calculated as gold sales divided by ounces of gold sold.
***  Cash cost per ounce is a non-GAAP measure.
The financial results of Mupane have been incorporated into the Company’s financial results from the date of acquisition of GGL, March 22, 2006.

As at December 31, 2006, the outstanding Mupane forward sales contracts acquired on acquisition of GGL were as follows:

Year	Forward Sales oz	Average Forward Price (US$)	Liability ($M)
2007	77,776	402	16.4
2008	77,776	402	17.9
2009	43,888	407	10.5
Total	199,440	403	44.8

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the Mupane forward contracts, the related acquired liability is amortized and recorded into gold revenue. In 2006, during the period from March 22 to year end, 58,332 ounces of gold were delivered under forward sales contracts and 6,780 ounces were sold on a spot basis.

Gold revenue was $39.0 million in 2006 and is comprised of the following:
(in $000)	2006
Forward sales contracts	23,470
Spot sales	4,171
Forward sales liability amortization	11,322
38,963

Gold production for 2006 totalled 65,000 ounces. Tonnage milled in 2006 was lower than expected due to two factors, lower mill availability and increasing ore hardness. Mill availability was affected by a shutdown in the third quarter to change the ball mill pinion gear and several SAG mill motor changes in the fourth quarter. The hardness of the ore has increased as the mine moved into deeper fresh rock resulting in throughput in the mill falling to 80% of design capacity. Throughput was limited by the size of the installed motor on the SAG mill. The Company has not yet found a permanent solution to the situation and continues to operate with sub-optimal motors.

In 2006, six million tonnes were mined which was 25% less than plan. The shortfall in tonnes mined in 2006 was due to poor equipment availability, slower digging in the hard rock resulting in increased cycle times and limits on the drilling capacity. The contractor mobilized three additional trucks and two additional drills to site during the third quarter to overcome these problems.

A liquid oxygen supply was installed during the third quarter to resolve issues with sufficient oxygen available in leach circuit. A new oxygen plant has arrived on site during the first quarter 2007 and should be commissioned during the second quarter 2007.

Due to the under performance of the Mupane facility over the last few quarters, a review of all aspects of the operation has been initiated.

Direct cash costs of $30.0 million in 2006 were higher than expected. Costs were higher due to increased mining unit costs, increased labour rates and costs associated with repairs to the mills. Gold Institute cash costs for 2006 were $483 per ounce. Costs will remain high during the first quarter 2007 as the mill throughput is restricted.

Capital expenditures for 2006 were $1.5 million. This was spent on the purchase of the new oxygen plant, raising the tailings dam and on several smaller capital projects.

Bank debt of $16.3 million was repaid during the year and call options were repurchased for $3.4 million.

Production for 2007 is forecast to be 100,000 ounces at a cash cost of $385 per ounce with capital expenditures of $2.7 million.

Rosebel Mine (IAMGOLD interest—95%)
Summarized Results

100% Basis
for the period November 8 to December 31	2006
Q4
Waste mined (000t)	4,249
Ore mined (000t)	1,133
Total material mined (000t)	5,382
Strip ratio*	3.8
Ore milled (000t)	1,173
Head grade (g/t)	1.1
Recovery (%)	92
Gold production - 100% (000 oz)	40
Gold sales - 100% (000 oz)	43
Gold revenue ($/oz)**	625
Direct cash costs ($/oz)***	358
Royalties ($/oz)***	58
Total cash costs ($/oz)***	416
GI cash cost ($/oz)***	416
*  Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**    Gold revenue is calculated as gold sales divided by ounces of gold sold.
***  Cash cost per ounce is a non-GAAP measure.

The Rosebel mine is located in Suriname, South America, approximately 100 km south of Paramaribo, the country’s capital. The mine has been in production since February 2004. IAMGOLD holds 95% of the participating share capital of Rosebel Gold Mines NV, the Surinamese company that holds the interest. The Republic of Suriname holds the remaining 5%.

During 2006, the Rosebel mine produced 300,700 ounces of gold. The production attributable to IAMGOLD subsequent to November 8, 2006 is 38,000 ounces at a Gold Institute cash cost of $416 per ounce.

Rosebel’s production is subject to royalties and a price participation right, payable as follows:

• To Grassalco (a state-owned entity): 2% of gold produced, plus 6.5% of the market price in excess of $425 per ounce using the average market price for a given quarter.
• To a foundation that promotes local development of natural resources in Suriname, a royalty of 0.25% of all minerals produced.

• As consideration for the acquisition of the residual 50% interest in Rosebel in May 2002, a price participation right of 10% of the average quarterly market price in excess of $300 per ounce on gold production from soft and transitional ore, and in excess of $350 per ounce from hard rock ore.

Capital expenditures amounted to $5.9 million since the acquisition to year end for drills, dozers, tailings and exploration.

For 2007, Rosebel is expected to produce 270,000 ounces of gold at a cash cost of $435 per ounce as defined by the Gold Institute. This cash cost includes all of the above royalties.

Doyon Division (IAMGOLD interest—100%)
Summarized Results

100% Basis
2006
Q4
Tonnes hoisted (000t)	102
Ore milled (000t)	114
Head grade (g/t)	6.7
Recovery (%)	96
Gold production - 100% (000 oz)	23
Gold sales - 100% (000 oz)	23
Gold revenue ($/oz)*	629
Direct cash costs ($/oz)**	403
Royalties ($/oz)**	48
Total cash costs ($/oz)**	451
GI cash cost ($/oz)**	451
*    Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash cost per ounce is a non-GAAP measure.

The Doyon Division comprises two adjacent underground mines, Doyon and Mouska, located approximately 40 kilometers east of Rouyn-Noranda, in the Province of Quebec, Canada. The Doyon property covers an area of approximately 2,870 hectares on the prolific Cadillac-Bousquet gold belt in the Abitibi region.

In operation since 1980, the Doyon mine produced its 5,000,000th ounce in January 2006. In 1998, Cambior purchased 50% of Doyon from Barrick Gold Corporation. As part of the purchase consideration, a 24.75% price participation right is payable on the price exceeding an average annual market price of $375 per ounce.

The Doyon and Mouska mines benefit from operating synergies. Mouska production is being trucked four kilometers and processed at the Doyon mill. Mouska production is subject to royalties totaling 2.2% of the value of gold production.

During 2006, the Doyon Division produced 153,000 ounces of gold. The production attributable to IAMGOLD after the date of acquisition was 23,000 ounces at a Gold Institute cash cost of $451 per ounce.

Capital expenditures amounted to $1.5 million since the acquisition date and consisted mainly of underground infrastructure and development.

For 2007, the Doyon Division is expected to produce 140,000 ounces of gold at a cash cost, as defined by the Gold Institute of $460 per ounce.

Westwood Project

The Westwood project is located 2.5 kilometers east of the Doyon mine. From November 8th until December 31st 2006, the development of the exploration drift towards the Westwood deposit continued with an advance of 157 meters compared to 131 meters planned. The initial drill program was planned using only two drills, however the results obtained from the 2006 program justified the addition of two more drills at the end of the year. Total expenditures from the date of acquisition were $0.9 million.

Sleeping Giant Mine (IAMGOLD interest—100%)
Summarized Results

100% Basis
2006
Q4
Tonnes hoisted (000t)	21
Ore milled (000t)	22
Head grade (g/t)	11.1
Recovery (%)	97
Gold production - 100% (000 oz)	8
Gold sales - 100% (000 oz)	8
Gold revenue ($/oz)*	629
Direct cash costs ($/oz)**	429
Total cash costs ($/oz)**	429
Stockpile adjustments ($/oz)**	17
GI cash cost ($/oz)**	446
*    Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash cost per ounce is a non-GAAP measure.

The Sleeping Giant mine is located in northwestern Quebec, approximately 80 kilometers north of Amos. It is a high-grade, vein-type, underground gold mine.

During 2006, Sleeping Giant produced 46,000 ounces. The production attributable to IAMGOLD after the date of acquisition of November 8, 2006 was 8,000 ounces at a Gold Institute cash cost of $446 per ounce.

Since the acquisition date, capital expenditures at Sleeping Giant totaled $0.3 million, principally related to underground exploration and deferred development.

For 2007, Sleeping Giant is expected to produce 50,000 ounces of gold at a cash cost, as defined by the Gold Institute of $380 per ounce.

Niobec Mine

The Niobec mine, in operation since 1976, is a reliable supplier of niobium, currently producing approximately 10% of the world consumption. Sales and production in 2006 were higher than in 2005 as a result of expansion/optimization work performed in 2005 and 2006. After the acquisition on November 8, 2006, a further $1.0 million was invested to expand and optimize the plant. Additional amounts were also expended on sustaining capital and underground infrastructure development.

Sales for the period subsequent to the acquisition amounted to $10.6 million.

Niobium revenues for 2007 are expected to be approximately $75 million. Capital expenditures are estimated at $17 million primarily for a new hoist and headframe in preparation for a shaft deepening program in 2008. Current reserves at Niobec are sufficient for another eleven years of production.

Omai Mine

The Omai open pit gold mine in Guyana was closed in September, 2005 following depletion of the reserves. During 2006 an exploration program was carried out to assess the potential for an underground operation at the site. Results of this program are currently being assessed. Closure activities associated with the depleted open pit mine continue.

Working Interests

	2006					2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Tarkwa	7,185	5,963	4,813	5,505	23,466	13,736	7,741
Damang	1,616	2,049	944	799	5,408	1,731	5,408
Earnings from working interests	8,801	8,012	5,757	6,304	28,874	15,467	13,149

The Company owns an 18.9% interest in each of two Ghanaian registered companies, Gold Fields Ghana Limited (“GFGL”) and Abosso Goldfields Limited (“Abosso”). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana while Abosso holds the permits for the Damang mine, also in Ghana. Gold Fields Limited (“Gold Fields”) owns a 71.1% interest in each of GFGL and Abosso and the Government of Ghana holds the remaining 10% interests in each mine. Gold Fields is the operator at both mines. In addition, the Company owns a 20.79% interest in the GFGL shareholder loans.

Earnings from working interests increased 87% and 120% from 2005 and 2004 mainly as a result of higher gold prices and a lower effective tax rate. This improvement is partially offset by an increase in cash costs at both mines. Year-to-date costs for 2006 and 2005 include a non-cash and non-recurring increase to earnings relating to future taxes at Tarkwa and Damang of $1.9 million and $2.1 million (IMG share), respectively as a result of a general reduction of effective tax rates in Ghana from 29% to 25% in 2006 and 35% to 29% in 2005. Production at the mines decreased 2% relative to 2005 and increased 10% from 2004.

The Company’s share of amortization and depreciation expense recorded in the determination of the above earnings was $8.6 million (2005 - $9.1 million; 2004 - $7.2 million).

Tarkwa Mine (IAMGOLD interest - 18.9%)
Summarized Results

100% Basis
	2006					2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	18,281	16,883	16,243	16,025	67,432	67,820	55,590
Marginal ore mined (000t)	137	136	208	114	594	950	930
Ore mined (000t)	5,431	5,071	5,202	5,230	20,933	20,710	17,740
Total material mined (000t)	23,850	22,090	21,650	21,639	88,959	89,480	74,260
Strip ratio*	3.4	3.4	3.2	3.1	3.3	3.3	3.2

Heap Leach:
Ore crushed (000t)	4,370	4,260	4,200	4,230	17,066	16,450	16,160
Head grade (g/t)	1.2	1.2	1.1	1.1	1.2	1.2	1.3
Gold stacked (000 oz)	161	166	152	154	634	640	705
Recovery (%)	75	75	74	79	76	78	78
Gold production (000 oz)	120	120	110	110	461	493	525

Mill:
Ore milled (000t)	1,300	1,110	1,330	1,350	5,088	4,610	850
Head grade (g/t)	1.7	1.7	1.5	1.7	1.7	1.7	1.7
Recovery (%)	97	97	97	97	97	98	96
Gold production (000 oz)	72	56	64	68	260	232	28
Total gold production & sales - 100% (000 oz)	192	176	174	179	721	725	553
Gold revenue ($/oz)**	552	626	623	611	602	443	411
Direct cash costs ($/oz)**	289	328	347	344	327	258	249
Production taxes ($/oz)**	17	19	19	18	18	13	12
Total cash costs ($/oz)**	306	347	366	363	345	271	261
Gold-in-process adjustments ($/oz)***	(2)	(8)	(3)	(23)	(9)	(3)	(11)
GI cash cost ($/oz)**	304	339	363	340	336	268	250
*  Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**    Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
*** Cash cost per ounce is a non-GAAP measure.

Gold production in 2006 at 721,000 ounces was 0.6% lower than production in 2005. Total operational tonnage mined was also 0.6% lower in 2006. The decrease in mined tonnage was a result of heavy rains and increased maintenance downtime of the mining fleet in the second quarter of 2006 which slowed mining.

Direct cash costs for 2006 were $235 million, which was higher than the $187 million recorded in 2005. The increase in cash costs were the result of higher fuel costs, cyanide and cement costs as well as the additional costs of power generation in the third and fourth quarters of 2006. Mining fleet maintenance has also increased which added to the cash costs. Much of the mining fleet has reached the 12,000 hour level where the hourly maintenance costs jumps substantially. Regarding the power situation, Ghanaian companies were requested to reduce their power consumption by up to 50%, necessitating the need for Tarkwa to generate its own power. A new power station is being sourced to provide power to several mining companies in Ghana, of which 22 MW would be available for Tarkwa and Damang. The power station is scheduled for commissioning in 2007. Gold Institute cash costs of $336 per ounce in 2006 were 25% higher than 2005.

Capital expenditures were $67 million during 2006. The majority of the capital was spent on expanding the North Heap Leach facility, purchasing a secondary mining fleet, work associated with the CIL plant expansion, including a down payment for a new ball mill, and capital waste mining at the Teberebie pit. Capital waste stripping is being carried out at Teberebie in order to provide sufficient hard feed for the CIL plant.

A decision was made in 2006 to expand the existing CIL plant to 12 million tonnes per annum and expand the North Heap Leach Facility to allow ongoing stacking operations. Capital for these two projects is $126 million and $49 million respectively.

Tarkwa made cash distributions in 2006 of $140 million (2005 - $75.0 million; 2004 - $20 million) with IAMGOLD’s share being $28.0 million (2005 - $15.2 million; 2004 - $4.0 million). $3.8 million (2005 - $4.0 million; 2004 - $4.0 million) of the amount was received as dividends, which is included in the Company’s operating cash flow and the remaining $24.2 million (2005 - $11.2 million; 2004 - nil) was received as a loan repayment, which is classified as an investing activity. Cash balances at Tarkwa as at December 31, 2006 were $20.8 million (2005 - $45.7 million). Future cash distributions will be dependant on timing of expenditures for the mill expansion and the North Heap Leach Facility.

For 2007. the Tarkwa mine is expected to produce 715,000 ounces at a Gold Institute cash cost of $350 per ounce.

Damang Mine (IAMGOLD interest - 18.9%)
Summarized Results

100% Basis
	2006					2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	3,276	3,374	4,269	4,555	15,474	11,840	7,450
Marginal ore mined (000t)	-	-	-	-	-	10	-
Ore mined (000t)	900	888	818	856	3,461	2,700	4,820
Total material mined (000t)	4,176	4,262	5,087	5,411	18,935	14,550	12,270
Strip ratio*	3.6	3.8	5.2	5.3	4.5	4.4	1.5
Waste mined - Pit cut back (000t)	2,570	2,430	2,370	2,859	10,232	3,540	-
Ore milled (000t)	1,380	1,300	1,320	1,326	5,321	5,170	5,390
Head grade (g/t)	1.5	1.4	1.2	1.3	1.4	1.5	1.9
Recovery (%)	93	93	93	93	93	92	90
Gold production & sales - 100% (000 oz)	62	56	48	52	218	229	296
Gold revenue ($/oz)*	550	628	622	612	601	445	407
Direct cash costs ($/oz)**	317	342	406	434	371	315	210
Production taxes ($/oz)**	17	19	19	18	18	13	12
Total cash costs ($/oz)***	334	361	425	452	389	328	222
Gold-in-process adjustments ($/oz) **	11	(11)	23	7	7	19	(1)
GI cash cost ($/oz)**	345	350	448	459	396	347	221
*  Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**    Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
*** Cash cost per ounce is a non-GAAP measure.

Gold production in 2006 was 5% lower than production in 2005. The decrease in production is a direct result of lower milled grade. Gold head grade to the plant was 8% lower during 2006 at 1.4 g/t whilst milled tonnage increased 3%. The decrease in mill head grade is the result of the depletion of the Amoanda pit which provided higher grade fresh material to the mill. The depletion of this pit required lower grade surface stockpiles to be processed to maintain the optimal fresh to oxide blend in the mill. Operational tonnes mined increased in 2006 by 30% which was due to operational tonnage coming from the Damang Pit Cutback and higher mining rates in the Tomento pits. The operating strip ratio increased marginally in 2006 to 4.5 from 4.4 in 2005. More higher grade ore will become available in 2007 as the main Damang pit cutback proceeds.

Direct cash costs for 2006 were $81 million, which is higher than the $72 million recorded in 2005. Gold Institute cash costs increased to $396 per ounce in 2006 due to increased waste mined, the additional cost of on-site power generation, higher consumable costs and the decrease in gold production.

Capital expenditures were $30 million for 2006 versus $15 million in 2005. Most of the capital in 2006 was spent on the Damang Pit Cutback and raising the East tailings storage facility.

Damang made profit distributions in 2006 of $30.0 million (2005 - nil; 2004 - $25.0 million), with IAMGOLD’s share being $5.7 million( 2005 - nil; 2004 - $4.7 million) and has been included in the Company’s operating cash flow. Cash balances at Damang as of December 31, 2006 were $17.3 million (2005 - $41.0 million).

For 2007, the Damang mine is expected to produce 210,000 ounces of gold at a Gold Institute cash cost of $435 per ounce.

Royalty Interests

On April 25, 2006, the Company sold the majority of its gold royalty interests to Battle Mountain Gold Exploration Corp. (“BMGX”) for consideration of $21.9 million consisting of cash, 12 million shares of BMGX and a $2.0 million convertible debenture. Per the sale agreement, all royalty revenues accruing from the beginning of the year and attributable to the sold royalties were for the benefit of the purchaser. On completion of the sale, the book value of the Company’s royalty interests were reduced by $7.8 million and goodwill was reduced by $12.9 million.

Revenues from royalty interests have decreased to $7.4 million in 2006 compared to $10.4 million in 2005 and $9.2 million in 2004 because of the divestiture of most of the gold royalties. Royalty revenues are primarily derived from the Diavik royalty interest. Minor amounts are also received from the Magistral mine in Mexico from production from the rinsing of the leach pads.

Development Project

Camp Caiman Project

The Camp Caiman gold project is located about 45 kilometers southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. IAMGOLD holds a 30km2 mining concession for the project, valid for a period of 25 years. The Feasibility Study for the project was completed in August 2005.

The Camp Caiman deposit contains probable mineral reserves of 12.3 million tones at a grade of 2.8 g Au/t, representing 1.1 million ounces in situ. This reserve base has the potential of being further enhanced by regional exploration.

The capital cost for the construction of the open-pit mining project was estimated at $114.7 million. The capital cost could change depending on the timing of construction release, the prices of commodities such as steel, and the availability of equipment and construction manpower. The capital cost allows for the transfer of certain equipment from the Omai gold mine.

The project is in the permiting phase and with receipt of permits, construction could begin in the fall of 2007.

The construction schedule covers a period of 21 months following completion of the financing arrangements and the obtaining of operating permits. The Company also applied for financial incentives under the “Loi Girardin”, which could reduce the capital cost by $30-35 million and are non-reimbursable provided certain obligations are fulfilled.

The Company intends to fund the Camp Caiman development from its internal cash resources, government incentives and an increase in the term portion of the credit facility (see below).

Assets Held for Sale

In December 2004 Cambior entered into an agreement with the Co-operative Republic of Guyana to acquire the assets of a former bauxite producer in Guyana. During early 2005, Cambior focused on a rehabilitation program for this facility. Operations were restarted during 2005, and production reached 212,000 tonnes of high-alumina calcined bauxite (“RASC”) for the year at essentially break-even prices.

With rising fuel prices and a need for significant further capital injections into the operation, Cambior made the strategic decision in mid-2006 to sell this facility. After IAMGOLD acquired Cambior in November, the process was continued. An agreement was reached on February 13, 2007 with Bosai Minerals Group Co. Ltd. (“Bosai”) with an effective date of December 31, 2006 whereby Bosai would purchase the bauxite assets in a transaction valued at approximately $46 million, including the assumption of $16.7 million of third party debt. The net proceeds from the sale, estimated at approximately $26 million, are expected to be received by the end of March 2007.

Assets and liabilities related to this sale have been classified as assets and liabilities held for sale. The statement of earnings discloses the results of these operations separately as results from discontinued operations which corresponds to net earnings of $0.1 million for the 54 day period from November 8.

Exploration and Development

	2006					2005	2004
($000s)	Q1	Q2	Q3	Q4	Total	Total	Total
Mine exploration
Capital	71	162	262	1,690	2,185	4,297	8,432
Expense	154	115	100	3,020	3,389	369	132
	225	277	362	4,710	5,574	4,666	8,564
Corporate exploration
Capital	923	3,183	2,332	4,366	10,805	932	-
Expense	1,289	2,425	3,094	5,016	11,824	9,001	7,813
	2,212	5,608	5,426	9,382	22,628	9,933	7,813
Total exploration
Capital	994	3,345	2,594	6,056	12,989	5,229	9,432
Expense	1,443	2,540	3,194	8,026	15,213	9,370	7,945
	2,437	5,885	5,788	14,092	28,202	14,599	16,377

During 2006, the Company spent $22.6 million (2005-$10.0 million; 2004-$7.8 million) to advance various exploration properties in South America, Africa and Canada. Capitalized expenditures were recorded in Ecuador, Peru, Botswana, and Tanzania. All remaining exploration expenditures, outside of operations, were expensed.

Expenditures on exploration and development activities at the Quimsacocha project in Ecuador and the Buckreef project in Tanzania are being capitalized. A total of $9.2 million (2005- $1.0 million; 2004- nil) was capitalized in 2006.

Argentina

Total exploration spending in 2006 was $1.2 million (2005-$1.3 million; 2004-$1.7 million).

In 2005, Rio Negro and Santa Cruz provinces passed a regulatory ban on the use of cyanide within the provinces. In response the Company shifted the focus of Argentinean exploration activities away from the affected Provinces and carried out extensive project generation work investigating both early and advanced stage opportunities in the Central Belt of San Juan and Cajamarca provinces. The Company continues to hold properties on the Los Menucos Project in Rio Negro Province, but the project was inactive in 2006.

Botswana

Exploration spending for IAMGOLD in 2006 was $3.7 million.

Several exploration targets were drill tested, the more important being the Golden Eagle and other prospects on the Shashe mining lease, the Jim’s Luck Joint Venture, potential extensions to mineralization on the existing Mupane Mine lease, and the Signal Hill resource. In total 33,500m of RC and diamond drilling was completed. $1.4 million relating to amounts previously capitalized were written off in 2006.

Brazil

Total exploration spending in 2006 was $1.9 million (2005-$1.0 million; 2004-$1.2 million).

Drill programs were carried out on the Caneleiras and Santa Marie projects in the southern State of Rio Grande do Sul, and the Cerro Vermelho and Mascarenhas targets in southeast Brazil. In total 4,200m of diamond drilling was completed. The Company continues to maintain the Gandarela Project in Minas Gerais State, and a majority stake in the Tocantins project, a Joint Venture with AngloGold Ashanti (Brazil). Both of the latter projects were inactive in 2006.

Canada

Exploration spending for IAMGOLD in 2006 was $0.1 million.

Exploration work was directed at four properties in the Abitibi Belt of northwest Quebec. In the Matagami Camp a 2,551 metre drill program was completed on the Galinee-Newmont program in partnership with Metco Resources. Elsewhere, geophysics was completed on the Rouyn Merger property in the Noranda Camp, and target definition and planning were carried out on the Gemini-Turgeon, Estrees-Caribou, and Val d’Or Camp properties. In the James Bay area, additional claims were added to the existing property positions.

Ecuador

Total exploration spending in 2006 was $6.2 million (2005-$5.2 million; 2004-$2.7 million).

At IAMGOLD’s 100% owned Quimsacocha property, 16,860m of diamond drilling was completed on the Loma Large resource. Gold, copper and silver mineralization has been intersected in thick, sub-horizontal layers and in narrow, sub-vertical zones. This mineralization has been shown to exist beneath an area of at least 1,500m by 500m, and an on-going drill program continues to define the limits of mineralization.

Exploration consisting of 2,612m of drilling outside the Loma Larga resource block identified three zones of interest that will be pursued in 2007: Quimsacocha Oeste, Rio Falso Sur, and Loma Tasqui. Both Quimsacocha Oeste and Loma Tasqui returned promising drill results during the year, and will be considered priority targets in 2007.

Starting in 2005, exploration and development costs within the Quimsacocha resource block were capitalized. The non-capitalized exploration budget for the first half of 2007, directed at areas outside the main Quimsacocha resource block, is $2.8 million.

French Guiana

Exploration spending for IAMGOLD in 2006 was $0.2 million.

Exploration activities, comprised chiefly of geological and geochemical surveys, with minor trenching, were Sainte-Marie, Maripa, Crique Veoux and Changement exploration permits. In addition, relogging and reinterpretation of the geology of the Camp Caiman mineralization were ongoing.

Guyana

Exploration spending for IAMGOLD in 2006 was $1.8 million.

Exploration field activities were directed at the Eagle Mountain property, located 30 km from the Omai Mine. A program of surface mapping, sampling, and road improvements was directed at a zone of known gold mineralization that had been last drilled in 1999.

Peru

Exploration spending for IAMGOLD in 2006 was $1.2 million.

Exploration activities were directed principally at the Company’s wholly-owned La Arena project in northern Peru. The work program included technical studies, environment monitoring, and negotiation of key surface rights. Elsewhere a limited field program was carried out on the Cajabamba project in northern Peru.

Senegal

Total exploration spending in 2006 was $1.6 million (2005-$1.9 million; 2004-$1.3 million).

The 2006 program was designed to compile, review and reinterpret historic data from the Company’s properties in an attempt to refine the geologic understanding of the controls of mineralization within the Bambadji structural trend. To assist with defining new targets, an extensive trenching and geochemical sampling program was carried out over six zones in the Bambadji Corridor, and the Boto zone. In addition, a large scale VLF geophysical survey was completed.

Tanzania

Exploration spending for IAMGOLD in 2006 was $5.2 million.

Work in Tanzania was directed almost entirely to exploration and evaluation of the Buckreef Project. Early in 2006, the Company commenced a 229 hole program on the Busolwa-Buziba zone of the Buckreef Project, and at year end 12,700 meters of RC drilling had been completed in 101 holes with a further 2000 meters of diamond drilling. Regional exploration on the large accompanying land package consisted of testing of existing soil geochemical anomalies and geophysical targets by means of aircore drilling. Some 12,400 meters of aircore drilling were completed by end of 2006.

Corporate Administration

Corporate administration expenses in 2006 were $18.9 million (2005-$9.6 million; 2004-$8.1 million). The increase is primarily due to the acquisitions of Gallery and Cambior which has resulted in a significant increase to corporate activities and staffing levels. Expenses in 2006 include $2.9 million (2005-$1.1 million; 2004-$1.6 million) of non-cash charges related to expensing of share options granted to employees. Costs relating to the acquisition of Gallery and Cambior in 2006 totaled $7.4 million and were included in the purchase price adjustment.

Working Capital

	December 31, 2006	December 31, 2005
Working Capital ($000)	102,711	114,527
Current Ratio	1.5	5.0

Cash and Short Term Deposits

($000)	December 31, 2006	December 31, 2005
Discretionary cash and short term deposits	93,975	53,399
Joint venture cash	30,389	7,958
Total	124,364	61,357

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines which equate to $3.9 million and $3.3 million respectively as at December 31, 2006 and $5.7 million and $3.3 million respectively as at December 31, 2005.

Gold Bullion

At December 31, 2006, the accumulated gold bullion balance was 148,704 ounces at an average cost of $330 per ounce for a total cost of $49.0 million. The market value of the bullion was $94.0 million using a December 31, 2006 gold price of $632 per ounce (2005-$76.1 million; 2004-$63.9 million).

Credit Facility

Following the acquisition of Cambior on November 8, 2006, the Company assumed a credit facility consisting of a non-revolving term loan and a revolving credit facility.

The term loan balance outstanding as at November 8, 2006 was $21.5 million. Subsequently, the Company made a scheduled reimbursement of $3.5 million for a balance outstanding of $18.0 million as at December 31, 2006.

The quarterly repayment schedule for the non-revolving term loan is as follows:

(in millions of $)
2007	14.0
2008	4.0
18.0

The revolving credit balance outstanding as at November 8, 2006 was $5.0 million and included a letter of credit for $0.5 million, and is to be fully reimbursed on September 30, 2008. Subsequently, the Company borrowed an additional $9.0 million mainly for use towards employer’s contribution to the defined benefit plan. The balance outstanding as at December 31, 2006 was $14.0 million. After the year-end, the additional letters of credit for $10.0 million were issued to guarantee asset retirement obligations.

The Company’s interests in the Doyon, Mouska, Sleeping Giant, Niobec and Rosebel mines have been pledged as security for the credit facility. The Company is also subject to various covenants, financial ratios and prepayments in the event of future financings.

The interest margin on the credit facility is calculated at LIBOR plus a premium of 1.50%-2.25%, with the premium being determined based on a ratio of net debt to EBITDA.

In 2006, Cambior had also entered into a fully underwritten financing agreement with a group of lenders for a new $125.0 million credit facility to reimburse amounts outstanding under the old credit facility and to fund further development of the Camp Caiman project. This facility is currently being renegotiated and is expected to close in the second quarter of 2007.

Gold sales and commitments

As at December 31, 2006, the Company’s gold sales commitments assumed following the acquisition of Cambior were 56,420 ounces of gold to be delivered in 2007 at $350 per ounce and the estimated fair value of $16,392,000 was recognized on the balance sheet as they are treated as non-hedge instruments. The change in market value between the date of acquisition of Cambior and year-end was included in the earnings statement as a non-hedge derivative loss totalling $195,000.

As at December 31, 2006, the Mupane sales contracts totalling 199,440 ounces of gold at a price of $403 per ounce, are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During 2006, 58,332 ounces of gold were delivered under these forward sales contracts.

The estimate fair value of the Company’s gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, was as follows:

(in $000)	December 31, 2006
$
Fair value of non-hedge derivatives (gold and foreign exchange) (Cambior)	16,408
Fair value of normal sales (Mupane)	53,040
Estimated mark-to-market value	69,448
Recognized on the balance sheet:
Non-hedge derivatives (gold and foreign exchange) (Cambior)	16,408
Forward sales liability—Normal sales (Mupane)	44,785
61,193
Off-balance sheet—net fair value of forwards	8,255

The Company also had 25,000 ounces of gold receivable as at December 31, 2006, valued at $15.3 related to the prior disposal of a project.

● ● ● ●

For further information contact:

Joseph F. Conway	Grant A. Edey
President & Chief Executive Officer	Chief Financial Officer
Tel: (416) 360-4710	North America Toll-Free: 1 (888) IMG-9999	Fax: (416) 360-4750

Please note:

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Consolidated Statements of Earnings and Retained Earnings
(Unaudited)
(United States Dollars in 000s, except per share data)

	Three months ended		Year ended
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
	$	$	$	$
Revenues	121,250	39,426	303,345	129,774
Expenses:
Mining costs	76,732	25,046	157,075	78,918
Depreciation, depletion and amortization	19,041	7,544	49,664	26,342
	95,773	32,590	206,739	105,260
	25,477	6,836	96,606	24,514
Earnings from working interests	6,304	3,659	28,874	15,467
	31,781	10,495	125,480	39,981
Other expenses (income):
Corporate administration	7,681	3,660	18,981	9,351
Exploration and development	5,016	2,029	11,824	9,001
Writedowns	1,382	-	1,582	-
Foreign exchange	(217)	(236)	(55)	187
Investment income	(914)	(299)	(4,219)	(710)
Non-controlling interest	210	-	210	-
	13,158	5,154	28,323	17,829
Earnings before income and mining taxes	18,623	5,341	97,157	22,152
Income and mining taxes (recovery):
Current taxes	5,990	1,671	22,504	5,907
Future taxes	3,359	(2,508)	2,265	(4,249)
	9,349	(837)	24,769	1,658
Net earnings from continuing operations	9,274	6,178	72,388	20,494
Net earnings from discontinued operations,
net of tax	93	-	93	-
Net earnings	9,367	6,178	72,481	20,494
Retained earnings, beginning of period	117,135	56,713	54,021	42,397
Dividends	(17,570)	(8,870)	(17,570)	(8,870)
Retained earnings, end of period	108,932	54,021	108,932	54,021
Weighted average number of common shares
outstanding (000's)
Basic	241,729	147,634	186,485	146,650
Diluted	243,525	148,573	187,655	147,893
Basic and diluted net earnings from
continuing operations per share	0.04	0.04	0.39	0.14
Basic and diluted net earnings per share	0.04	0.04	0.39	0.14
Basic net earnings per share from
continuing operations	0.04	0.04	0.39	0.14
Diluted net earnings per share
from continuing operations	0.04	0.04	0.39	0.14

Consolidated Balance Sheets
(Unaudited)
(United States Dollars in 000s)

As at December 31, 2006

	2006	2005
ASSETS	$	$
Current Assets:
Cash and cash equivalents	101,500	45,533
Short term deposits	22,864	15,824
Gold bullion (market value $93,981; December 31, 2005 $76,139)	49,012	48,840
Receivables and other	65,942	20,267
Inventories	61,325	12,825
Current assets held for sale	17,924	-
	318,567	143,289
Other long-term assets	83,844	34,888
Working interests	87,086	92,762
Royalty interests	39,786	51,482
Mining assets	956,359	70,716
Exploration and development	294,893	962
Goodwill	464,975	74,886
Long-term assets held for sale	33,166	-
	2,278,676	468,985

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	118,984	19,892
Dividends payable	17,570	8,870
Current portion of long-term liabilities	70,062	-
Current liabilities relating to assets held for sale	9,240	-
	215,856	28,762
Long-term liabilities:
Long-term debt	9,625	6,924
Future income and mining tax liability	185,015	14,791
Asset retirement obligations	39,933	7,506
Accrued benefit liability	6,321	-
Long-term portion of forward sales liability	28,346	-
Deferred revenues	655	-
Long-term liabilities relating to assets held for sale	15,862	-
	282,045	29,221
Non-controlling interest	3,712	-
Shareholders' equity:
Common shares	1,625,994	352,606
Stock-based compensation	19,153	4,671
Warrants	24,403	-
Share purchase loans	(295)	(296)
Retained earnings	108,932	54,021
Cummulative translation adjustment	(4,836)	-
	1,773,351	411,002
	2,278,676	468,985